Exhibit 99.2

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

EFFECTIVE DATE

This Management Discussion and Analysis (“MD&A”) is an overview of the activities of Nevada Geothermal Power Inc. (“the Company”) for the nine months ended March 31, 2009 and incorporates certain information from the prior three fiscal years. In order to better understand the MD&A, it should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended June 30, 2008. These financial statements have been prepared by management in accordance with Canadian generally accepted accounting policies (“GAAP”).  All dollar amounts referred to in this MD&A are expressed in US dollars except where indicated otherwise. The effective date of this Management Discussion and Analysis is May 29, 2009.  This MD&A contains statements that constitute “forward-looking statements” and other cautionary notices (Refer to “Forward Looking Statements and Estimates” on page 10).

DESCRIPTION OF BUSINESS

The Company is evaluating and developing geothermal power projects, principally in Nevada and Oregon. Geothermal electricity is generated by conventional turbines, driven by hot, high pressure water and steam from underground geothermal reservoirs. Cool water is re-injected into the reservoir where it is reheated to be used again in a continuous cycle. The result is clean, renewable, sustainable electric power.

Geothermal power plants use proven turbine technology to produce base load power for growing utilities, particularly those located in states, such as Nevada and Oregon, with Renewable Portfolio Standards (“RPS”) that require generation from renewable resources. The Company’s view is that demand is strong and growing from both utility and private customers, and that the value of electricity and environmental credits will increase in the future. Among sources of renewable power, geothermal is particularly attractive, since it provides steady base load electricity that is not dependent upon the weather (as it is with wind and solar).

The geothermal business offers both low revenue risk and low construction risk, as a result of public utility commitments to long term power purchase contracts and, as long as they are available, fixed price engineering, procurement and construction (“EPC”) agreements. Operating risk is reduced by proven technology and annual operating costs that are modest relative to capital costs. Among the major risks are the cost of exploration and development (drilling), and access to and the cost of capital for large investments in exploration, development and construction. The Company and/or its wholly owned US subsidiary, Nevada Geothermal Power Company (“NGPC”), hold leases on four properties: Blue Mountain, Pumpernickel and Black Warrior, all located in Nevada, and Crump Geyser located in Oregon.

OVERALL PERFORMANCE

The Company’s short term strategy is the development of its Blue Mountain property, establishing revenue and earnings as well as organizational capabilities as rapidly as possible. In this regard, the Company has made significant progress.

By December 31, 2008, a third party geothermal consulting company had estimated the Company’s Blue Mountain resource at 40 MW (net) (90% probability), and the Company had signed a Power Purchase Agreement (“PPA”) with NV Energy Company  (“NVE”)  for the sale of power from production capacity of up to 40 MW (net). The Company had also signed a Large Generator Interconnection Agreement (“LGIA”) with NVE for up to 75 MW, and had contracted with Ormat Nevada Inc. (“Ormat”, NYSE:ORA) for construction of a 49.5 MW (gross) power plant – approximately 40 (net) MW – and Wilson Utility Construction Co. for its transmission line. Financing up to US$180 million was committed by Trust Company of the West (“TCW”), a major New York based investment management firm. The Company had drilled four production wells capable of producing between approximately 27.5 and 29.5 MW (net) of power and one shallow injection well. One of the successful production wells can be used for injection if it proves advantageous. The Company had obtained all licenses and permits and on November 12, 2008, following a review of detailed engineering, the State of Nevada issued a Chemical Accident Prevention Plan (“CAPP”) permit to construct the contracted power plant. As at December 31, 2008, Ormat had completed approximately 42% of the work under the fixed price US$76 million EPC contract.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

During the quarter ended March 31, 2009, the Company continued construction of its 49.5 MW (gross), 40 MW (net) power generation facility, began construction of the associated transmission line and began negotiation of the last major construction contract, for the well-field gathering system. At March 31, 2009, Ormat construction was approximately 67% complete. In addition, the Company completed production wells 14-14, 15-14 and 17-14, began drilling injection well 61-22, and deepening well 57-15 for injection. Subsequent to the quarter end the Company contracted for the well field gathering system design and construction with Industrial Builders of Ontario, Oregon, and flow- testing indicated each of wells 14-14, 15-14 and 17-14 would have an initial production potential of approximately 7 MW (net). The Company had previously announced (March 25, 2009) completion of production drilling. Also, subsequent to quarter end, the Company completed well 57-15 for injection and continued drilling injection well 61-22. The Company will continue Injection drilling with well 58B-15 and expects to begin producing electricity up to four months before the originally planned December 31,2009 completion date.

On February 17, 2009, the President of the United States signed into law the American Recovery and Reinvestment Act of 2009 (“ARRA”) containing several provisions favourably affecting the Company’s projects. Most importantly, production tax credits (“PTC”) were extended through 2013, but in addition the Company will benefit from bonus depreciation and may benefit from an option to elect a 30% investment tax credit (“ITC”) that is eligible for a cash grant. The ITC/cash grant provides a more immediate benefit than PTC that would be earned over the first ten years of commercial operation. However, the value of the ITC/cash grant is indeterminable at the time of writing since detailed guidance regarding capital cost eligibility is under review by the US Government. The Company believes a good portion of its investment in tangible assets will be eligible for the new ITC/cash grant but the eligibility of investments in intangible assets (e.g. drilling costs) as well as certain tangible assets is not completely clear. Morgan Stanley, from whom the Company has a tax equity financing commitment, has indicated a preference for an ITC structure. If a significant portion of capital costs are not eligible, the ITC structure would provide less value to the Company than the previous PTC structure.  If all capital costs are eligible for the ITC/cash grant the ITC structure provides greater benefit than the PTC structure. Accordingly, the Company is pursuing partners who will invest in a PTC structure while also monitoring and evaluating the development of ITC/cash grant eligibility guidelines.

GEOTHERMAL PROPERTY INTERESTS

As at March 31, 2009, the Company’s geothermal property interests comprised the following:

1)  Blue Mountain Geothermal Property – Humboldt County - Nevada

The property is located about 32 km (22 miles) west of the town of Winnemucca.  The Company has leased the geothermal mineral interest in 17 land sections covering 4,445 hectares (10,984 acres) from the Bureau of Land Management (“BLM”), Burlington Northern Santa Fe (“BNSF”), Nevada Land and Resource Company (“NLRC”), Crawford and DeLong Ranch, and RLF Nevada Properties. The Company holds a 100% geothermal mineral interest, and is entitled to explore, develop, and produce any geothermal resources located on the properties. At the property, a shallow thermal anomaly covers 10 km² (4 mi²).

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

The first production well, 26A-14, was completed in September 2006 to a total depth of 858 m (2815 ft). Data from flow-test results indicated a prolific well, with the potential to produce 7 MW (net) of power.  Subsequently, production wells 23-14, 25-14, 14-14, 15-14 and 17-14 were completed. Flow tests have indicated each well has the potential to produce approximately 7 MW – 7.5 MW (net) of power and on March 25, 2009, the Company announced completion of its production drilling for the first 40 MW (net) power generation facility at Blue Mountain.

Well 58-15 was completed May 8, 2008. It can be used for injection or production. Production and injection tests indicate the highest temperatures yet (213°C, 415°F) at Blue Mountain and a third party geothermal consulting company determined that data from flow test results indicate the potential to produce 8.4 MW (net) of power. Nevertheless, the Company decided to focus injection in the south west and use well 58-15 as an injector. Well 58A-15, also in the south west, was completed as a successful injector during November 2008 and drilling in the same area during the most recent quarter resulted, subsequent to the quarter end, in additional injection capacity at well 57-15. Ongoing drilling operations will continue at well 61-22, and later at well 58B-15, an anticipated shallow injection well.

2)  Pumpernickel Geothermal Project – Humboldt County - Nevada

The Company has private and federal geothermal leases comprising a total holding of 2,810 hectares (6,942 acres). The leases include 1,275 hectares (3,151 acres) of land located approximately 16 km (10 miles) from Newmont’s Lone Tree Mine and leased under an agreement with Newmont USA Ltd, 1405 hectares (3471 acres) leased from BLM, 1045 hectares (2,582 acres) transferred from Ormat with an agreement to provide preferred equipment pricing in exchange for $15,000 and a right of first refusal to supply Pumpernickel power plant equipment, and 129 hectares (320 acres) under four private leases.  The lease transferred from Ormat is encumbered by an overriding (0.5%) royalty interest payable to Ehni Enterprises Inc.

A maximum temperature of 135°C (275°F) was recorded on bottom in a well drilled by Magma Power Company in 1974 to 919 m (3071 ft).  Four thermal gradient holes drilled in September 2005, defined temperature gradients between 75-200°C/km.  Geothermal water samples obtained from drilling and hot springs, analyzed by Thermochem Labs, indicate geothermometry of 220°C (428°F).

In September 2007, a third party consultant prepared a report regarding structural geological analysis of seismic reflection data in Pumpernickel Valley that may indicate permeable pathways for up-flowing geothermal fluids. That report also helps identify potential drilling targets for geothermal exploration. Gas sampling and a thorough review of geochemical and geological data, coupled with a new gravity-seismic interpretation of structural targets, resulted in a better understanding of the reservoir and helped confirm a deep exploration well target.

Three additional thermal gradient wells were completed between March 30 and April 8, 2008. Two of these wells revealed temperature gradients higher than 100°C/km. The third was the highest, and this new information helped confirm a deep exploration well target. An additional study to evaluate the distribution of shallow ground temperatures was completed in September 2008. A deep exploratory well is planned when funding is available.

Three exploratory water supply boreholes drilled to ~140 feet, and a subsequent fourth borehole to 280 feet successfully identified a low total dissolved solids (TDS) groundwater source suitable for use in cooling towers, and for exploration drilling support. Four permanent water well locations have been identified.

NGP terminated an option agreement with Sierra Geothermal Power Corp., a TSX Venture listed company (“SRA”) December 19, 2008.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

3)  Black Warrior Project – Washoe and Churchill Counties - Nevada

The Company has a total of 2,539 hectares (6,273 acres) of both private land and federal lands including water and surface rights.  The private leases are subject to a 3.5% royalty on gross revenue from electricity sales, and the Company has an option to purchase the royalty interest for $1 million.

A gravity survey was conducted July 14, 2007 through July 25, 2007. Field reconnaissance and data reviews are continuing. A thermal anomaly contour map helped identify a target location for an exploration well which will help assess deep resource temperatures, fluid characteristics and geothermometry. A well pad has been graded and minor improvements to a short section of road have been completed. Future plans include further improvements to access roads, and 3-point schlumberger geophysical study. A 2-meter temperature probe study was carried out from November 10th – 14th , 2008. Tubing was installed in abandoned 2-meter boreholes, and will be used for experimental/ exploratory soil gas sampling.

4)  Crump Geyser Project – Lake County - Oregon

The Crump Geyser project is located 48 km (30 mi) east of Lakeview, Oregon. In August 2005, the Company acquired leases at Crump Geyser, totaling 2,916 hectares (7,205 acres) of private land.  The private leases are subject to a royalty of 3.5% of gross revenues from the sale or use of electricity.

In 1959, a 512m (1,680 ft) well, drilled by Magma Power Company, spontaneously erupted a few days after it was abandoned. The well flowed boiling water into the air continuously for six months and then reverted to irregular eruptions. Although the geyser is currently plugged, boiling water still rumbles at depth and bubbles to the surface. A three point Schlumberger resistivity survey performed in January 2006 showed a strong anomaly (highly conductive area) that appeared to be approximately 6 km2 (2 mi2).

A third party geothermal consulting company reported a 40MW (90% probability) geothermal resource, a most likely resource of 60MW, and a deep reservoir temperature of 150°C ± 10°C (300°F ± 15°F), based on the results to date. A geochemist with Thermochem Labs was retained to evaluate the geothermometry, and subsequently confirmed the reservoir temperature.

During May through August, 2008 a review of geochemical and thermal data, new structural mapping, and field reconnaissance identified targets for drilling shallow and intermediate depth thermal gradient wells. In August 2008, a third party consultant completed a comprehensive report covering permitting issues pertaining to leases, exploration, and power plant development in Oregon. Well designs, drilling programs and drilling permit applications are in progress and will be submitted to the Oregon Department of Geology and Mineral Industries prior to planned drilling later in 2010. Fiscal 2009 work commitments are complete. An ultralight Aeromag geophysical study is planned for 2010 which will contribute to a data-sharing program with the United States Geological Survey (“USGS”), who will be undertaking precision gravity work in the same area. An environmental study is planned, to determine appropriate actions, prior to drilling and or plant construction, to manage wetlands and lakes.

FINANCIAL SUMMARY

During the quarter ended March 31, 2009, the Company continued developing its Blue Mountain, Nevada property by completing wells 14-14, 15-14 and 17-14, deepening well 57-15, beginning well 61-22 and negotiating the final major EPC contract for the well field gathering system, ultimately awarded to Industrial Builders of Ontario, Oregon. At quarter end the Ormat EPC contract was approximately 67% complete.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

The Company reports its results in US currency since its most significant expenditures and the funds borrowed for construction are denominated in US dollars. Also, after startup, revenue and operating costs will be generated and incurred within Nevada and denominated in US dollars.

Until plant startup, operating expenses remain primarily those of the Canadian office, and are incurred in Canadian dollars. While they are a small part of the Company’s total expenditures Canadian dollar denominated operating expenses dominate the current and prior period income statements. Consequently, to assist in understanding trends we include the table below showing Canadian dollar operating expenses and prior period comparisons.

	For the Three Month Period		For the Nine Month Period
	Ended March 31,		Ended March 31,
	2009	2008	2009	2008
		(expressed in CDN dollars)
Operating Expenses
Accounting and audit	$16,905	$523	$133,865	$34,700
Administration	294,533	245,050	838,203	567,701
Accretion of asset retirement obligation	24,247	5,256	68,154	15,867
Amortization	31,817	18,746	77,845	40,843
Change in fair value of cash settled option	(147,598)	-	69,079	-
Consulting fees	78,722	51,130	376,040	214,364
Conventions and publishing	24,617	113,093	213,896	264,740
Foreign exchange loss	-	442,611	1,809,640	401,710
Investor relations	-	13,929	11,250	82,107
Insurance	14,648	14,599	43,943	46,012
Legal	28,877	27,008	114,363	126,246
News dissemination	5,990	7,992	16,823	21,161
Office expenses	51,780	40,765	131,296	107,618
Recruitment fee	-	-	-	131,200
Rent and telephone	38,352	44,906	109,533	107,198
Stock-based compensation	112,595	74,455	257,701	192,541
Transfer agent and regulatory fees	30,606	28,987	55,599	54,341
Travel and business development	16,456	9,864	119,883	109,566

	622,547	1,138,914	4,447,113	2,517,915

Other Income
Interest income	44,585	70,216	352,042	261,968
Option proceeds in excess of mineral property costs	-	5,120	-	110,545

	44,585	75,336	352,042	372,513

Net Loss for the period	$(577,962)	$(1,063,578)	$(4,095,071)	$(2,145,402)

During the quarter ended March 31, 2009 the Company’s net loss was Cdn $577,962 (US$476,277 or US$ 0.005 per share) compared to a loss for the quarter ended March 31, 2008, of Cdn $1,063,578 (US$1,052,864, or US$0.01 per share). The net loss decrease results from lower convention and other investor relations costs, a change in the fair value of the cash settled option associated with the TCW loan and a lower ($0) foreign exchange loss.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

Operating expenses continue to increase with the size and scope of operations as the Company continues to invest in its Blue Mountain project. Administration and consulting costs of Cdn $373,255 (2008 – Cdn $296,180) increased as the number of employees, as well as the size and complexity of operations, increased. Convention and publishing costs as well as investor relations expenses of Cdn $24,617 (2008 – Cdn $127,022) declined as a result of a reduction in third party investor relations services and careful management in light of the limited financing activity year to date.

Proceeds in excess of mineral property costs have stopped since Sierra Geothermal Power stopped funding the Pumpernickel project.

Losses are partially offset by interest income Cdn $44,585 (2008 – Cdn $70,216). The decrease during the most recent quarter results from the market reduction in short term interest rates.

SUMMARY OF QUARTERLY RESULTS

	Period	Revenue	Loss (Income)	Loss (income) per share
				(Basic and fully diluted)

3rd	Quarter 2009	$ Nil	$476,277	$ 0.01
2nd	Quarter 2009	$ Nil	$649,538	$ 0.01
1st	Quarter 2009	$ Nil	$863,207	$ 0.01
4th	Quarter 2008	$ Nil	$1,390,055	$ 0.01
3rd	Quarter 2008	$ Nil	$615,057	$ 0.01
2nd	Quarter 2008	$ Nil	$619,313	$ 0.01
1st	Quarter 2008	$ Nil	$491,575	$ 0.01
4th	Quarter 2007	$ Nil	$583,137	$ 0.01

The loss for the disclosed periods results primarily from the operating expenses (people and associated costs), offset by interest income and, until recently, option proceeds in excess of mineral property costs associated with the Pumpernickel joint venture agreement. The Company’s operating expenses also relate to the Cdn/US dollar exchange rate, financial resources available and the development work undertaken.  Observable trends may not be meaningful.

The current trend is generally increasing losses as the Company grows and develops its most advanced geothermal project at Blue Mountain. Normalized overhead expenses are growing as a result of increasing activity. The Company’s cash expenses, some of which are billed to the Blue Mountain project, are approximately Cdn $800,000 per quarter. Management anticipates that the Company will incur losses until its Blue Mountain project is in commercial operation.

TRANSACTIONS WITH RELATED PARTIES

During the nine months ended March 31, 2009 and 2008, the following payments were made or accrued for payment to directors, officers, former officers and to companies controlled by directors of the Company:

	2009	2008

Administration	$224,155	$292,804
Director fees	$59,710	$43,665
Consulting, including financing success fee	$1,098,239	$685,791
Rent	$-	$1,489
Recruitment Fee	$-	129,801
Capital Asset Purchases	$-	101,054

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

Administration is mainly comprised of salary paid to the CEO and CFO, who are also directors and/or officers of the Company, during the normal course of their employment. Consulting fees primarily result from success fees paid to a director of the Company in connection with successfully arranging financing for the Blue Mountain project. The Company estimates these success-based financing fees will reach $2.3-million. $1.6 million has been paid to date.

OFF-BALANCE SHEET ARRANGEMENTS

As at March 31, 2009, the Company had provided $2.2-million letters of credit under revised terms of an expanded 20-year PPA concluded November 3, 2008 with NVE, a  $1.37-million letter of credit to secure the grid interconnection investment (also contracted with NVE), and a $15-million letter of credit to Ormat to secure EPC payments.

Ormat has the right to draw upon the $15-million EPC letter of credit if the Company fails to make required payments. NVE has the right to draw upon the letters of credit in the following circumstances: 1. If the Company fails to make any required payments under the contract; 2. If the letter of credit is not renewed by the required date or; 3. If certain conditions regarding the credit rating of the issuing financial institution are not met.

The letters of credit are cash collateralized by deposits at Bank of the West, a AA- rated US bank and Royal Bank of Canada.

The Note Purchase Agreement with Trust Company of the West provides them with a cash settled option, valued at 7.5 % of the project value and exercisable at the loan maturity. The exercise price of the option is 1% of its value, 0.075% of the project value.

The Note Purchase Agreement with Trust Company of the West includes a further 0.5% cash settled option at loan maturity for each $1-million drawn in excess of $170-million, a maximum 5% if the entire $180-million loan commitment is drawn.

At Commercial Operation Date (“COD”), the Company may prepay the outstanding balance on the TCW loan in excess of $70-million for a fee representing 2% of the prepayment. The Company has a Commitment Letter from MS Greenrock, a wholly owned subsidiary of Morgan Stanley, to provide ten year tax equity funding in the amount of up to $100-million prior to commercial operation. It is anticipated these funds will pay down a substantial portion of the TCW loan.

Following COD the Company will have an obligation to pay NV Energy its replacement cost for any shortfall in the supply of power and/or Portfolio Energy (environmental) Credits beyond contractual allowances, for a maximum of three years, unless the shortfall relates to a Force Majeure event or an NV Energy emergency. The Company is investigating options, including insurance, to mitigate the risk.

The Company has no other material off-balance sheet arrangements, such as guarantee contracts, derivative instruments or any other obligations that trigger financing, liquidity, market or credit risk to the Company.

ACTUAL AND PROPOSED TRANSACTIONS

In the normal course of business, the Company evaluates geothermal properties for potential acquisitions or disposals which, if appropriate, would be presented to the Board for consideration. There were no transactions during the quarter.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Consistent with its accounting policies, during the year ended June 30, 2008, the Company began recording construction in progress that will be depreciated over the 30 year estimated life of the Company’s power plant.

Effective October 1, 2008 the Company designated its US subsidiary self sustaining and changed its reporting currency to the US dollar. The change in reporting currency is to better reflect the Company’s business activities comprising primarily the construction of the geothermal power plant facility in Nevada and the associated US dollar denominated financing.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, restricted cash, marketable securities, accounts payable and accrued liabilities, term debt, deferred construction payables, and cash settlement option. The debt is recorded at amortized cost. The fair value of the remaining instruments approximates their carrying value.

Cash equivalents include money market based investments and term deposits where maturity is less than ninety days or that may be liquidated at the Company’s option without significant penalty. The amounts invested are in excess of amounts protected by the Canadian and US Government deposit insurance programs and, as a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated western US bank.

OUTSTANDING SHARE DATA

The Company has authorized unlimited common shares, without par value, 25,000,000 first preferred shares, without par value, and 25,000,000 second preferred shares without par value. Refer to Note 11 of the financial statements. As of the date of this report, the Company had 94,547,504 common shares outstanding, 9,076,000 stock options outstanding at various exercise prices and future dates,   and 1,050,000 agents’ options, exercisable at Cdn $1.00 per option, expiring November 15, 2009.  Each Cdn $1.00 agent option is exercisable into one common share.

At the effective date of this MD&A, if all of these options and warrants were exercised, a total of 104,673,504 common shares would be issued and outstanding.

INVESTOR RELATIONS

The Company employs Ms. Shelley Kirk as Director, Investor Relations.

CAPITAL RESOURCES AND LIQUIDITY

The Company does not have operations that generate positive cash flow.  At March 31, 2009 the Company had $4,382,781 in cash and equivalents on hand, and a working capital deficit of $19,931,439.

The TCW loan allows draws every 30 days. Some of the Company’s payables, including the construction holdback, are due beyond 30 days. The Company does not draw funds until necessary and, consequently, the Company is able to manage with negative working capital and will continue to do so in order to minimize interest expense.

Cash on hand at March 31, 2009 includes approximately Cdn $1.7-million in the parent company accounts. In addition, the parent company has over-contributed to the Blue Mountain project by approximately $1.8-million, and can draw these funds from the TCW loan. The Company will not draw these funds until necessary, so that interest expense is minimized.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

Historically, the Company’s activities were funded by proceeds from private placements of the Company’s securities, the exercise of incentive share purchase options and of share purchase warrants, US Department of Energy funding on certain properties, earn-in interests on certain properties, a $20-million bridge loan and $15 million letters of credit with Glitnir Banki hf.

On August 29, 2008, the Company closed a financing with TCW for up to $180-million. The Company believes these funds may not be sufficient to complete its investment in the Blue Mountain project, depending upon startup date, and as a result the Company is seeking a small increase in the available TCW funds. The Company does not anticipate more than a 5% increase in funding, but if additional funding is required the Company is dependent upon successfully arranging it, as well as successfully concluding a tax equity financing on favourable terms, and raising funds for its continuing operations and additional projects. Historically, the Company has been able to complete all of its exploration activities and to meet its financial commitments.  While it has been successful to date, there is no assurance that the Company will be successful in obtaining future funding.

RISKS AND UNCERTAINTIES

Due to risks and uncertainties, including the risks and uncertainties identified below and elsewhere in this MD&A, actual events may differ materially from current expectations.

By its very nature, geothermal exploration and development involves a high degree of risk, and considerable expenditures are required to substantiate the commercial viability of a geothermal field and then to develop it to profitable production. The Company competes with other geothermal enterprises, some of which have greater resources, to explore and to develop geothermal concessions. These resources include money, personnel, consultants, and equipment.

In the short term, management believes the primary risks to the Company relate to the cost of resource development (drilling) and the tax equity financing. Exploration and development costs are above those budgeted and more than $180 million may be required to complete its Blue Mountain project. If more than $170-million is drawn from TCW funds one result is payment of all or part of the previously discussed 5% increase in the cash settled option. In addition, the Company has a commitment to tax equity financing from MS Greenrock LLC, a wholly owned subsidiary of Morgan Stanley that will provide up to $100-million tax equity and monetize substantial Blue Mountain project tax benefits. Blue Mountain’s economic return and TCW loan compliance are dependent upon the terms of this financing. As discussed earlier in this MD&A the Company is working with a number of parties to assess the impact of recent changes in the tax equity market, Morgan Stanley’s preference for an ITC structure and the impact of the American Recovery and Reinvestment Act of 2009 (“ARRA”). These activities are part of a concerted effort to reduce the cost of capital.

The Company is at risk from changes in general economic conditions and financial markets, changes in the price of oil, gas and electricity, changes to favorable tax incentives with respect to production tax credits and investment tax credits, changes in technological, and operational hazards in the Company’s exploration, construction and development activities, uncertainties inherent in the resource development, the timing and availability of financing, governmental and other approvals, and other risk factors listed from time to time by the Company.  These factors may impact upon the Company’s ability to finance its programs and to carry out operations.

As a result of cash collateralizing the Ormat and NVE letters of credit, the Company holds a large investment in certificates of deposit at Bank of the West, an AA- (S&P) rated Western US bank.

The Company operates in both Canada and the United States, and is subject to currency fluctuations. The exploration activities expose the Company to potential environmental liabilities relating to the development of the geothermal concessions in accordance with United States laws and regulations.

There is no guarantee that title to the properties in which the Company has a recorded interest will not be challenged. However, management is not aware of any impediment to its ownership of these properties.

NEVADA GEOTHERMAL POWER INC.
Management’s Discussion and Analysis
For the Nine Months Ended March 31, 2009	Form 51-102F1

FORWARD LOOKING STATEMENTS AND ESTIMATES

This MD&A contains estimates of geothermal resources. By its very nature, the estimation of resources is uncertain and involves subjective judgments about many factors. The accuracy of any such estimates is a function of the quality and quantity of available data, of the assumptions made and of the judgments used in the engineering, geological, and geophysical interpretations, which may ultimately prove to be unreliable. There can be no assurance that these estimates will be accurate or that such geothermal resources can be successfully and economically exploited.

Except for statements of fact related to the Company, certain statements made herein may constitute “Forward-Looking Statements”. These include, but are not limited to, statements respecting anticipated business activities, planned expenditures, corporate strategies, and investigation and acquisition of new projects. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate,” and other similar words, or statements that certain events or conditions “may” or “will” occur. Although the Company believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements.  Forward looking statements are based on the beliefs, opinions and estimates of management at the date the statements are made, current expectations at that date - and these by their inherent nature entail various risks, uncertainties and other unknown factors. Consequently, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Some important factors that could cause actual results to differ from these forward-looking statements include those described under the heading “Risks and Uncertainties” contained immediately before this section. Therefore the reader is cautioned not to place undue reliance on forward-looking statements.  Further, the Company disclaims any obligation or intention to update or to revise any forward-looking statement, whether as a result of new information, of future events, or otherwise except as may be required under applicable securities legislation.

OTHER INFORMATION

The Company’s web site address is www.nevadageothermal.com. A copy of this management discussion and analysis, the 2008 audited financial statements, previously published management discussions and analyses, previously published financial statements, and other information, is available on the Company’s web site or on the SEDAR website at www.sedar.com.  The Company is listed on the TSX Venture Exchange with the trading symbol “NGP” and OTC Bulletin Board in the United States under the symbol “NGLPF”.

APPROVAL

The Audit Committee of the Company has approved the disclosure contained in this management discussion.

DISCLAIMER

The information contained within this discussion, by its very nature, is not a thorough summary of all matters and developments concerning Nevada Geothermal Power Inc. This information should be considered with all of the disclosure documents of the Company. The information contained herein is not a substitute for a detailed investigation or an analysis of any issue related to the Company. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented. Further, certain data included in this document may be historical in nature.  Consequently, it may not have been verified by the Company’s technical staff, and therefore it should not be relied upon.